Exhibit 99.2

SUMMARY FINANCIAL AND OTHER OPERATING INFORMATION

The summary consolidated interim financial information of LATAM Airlines Group S.A (which we refer to as “LATAM,” the “Company,” the “parent” or “we”) set forth below as of March 31, 2024, and for the periods ended March 31, 2024 and 2023, has been derived from our unaudited interim consolidated financial statements for the three-month periods ended March 31, 2024 and 2023 and as of March 31, 2024, included as Exhibit 99.1 to this Form 6-K (which we refer to as the “unaudited interim consolidated financial statements”). Our unaudited interim consolidated financial statements are prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board.

The following discussion of the Company’s results of operations for the three-month periods ended March 31, 2024 and 2023 should be read in conjunction with our unaudited interim consolidated financial statements and our annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on February 22, 2024 (which we refer to as the “Form 20-F”) and, in particular, “Business Overview” and “Financial Review” in the Form 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three-Month Period Ended March 31, 2024

Net Income

For the three months ended March 31, 2024, we recorded a net profit of U.S.$260.0 million, of which U.S.$258.3 million is attributable to owners of the parent, which represents an increase in net income of U.S.$138.9 million and income attributable to owners of the parent of U.S.$136.5 million, respectively, compared to U.S.$121.1 million of net income and U.S.$121.8 million of net income attributable to owners of the parent, for the same period ended March 31, 2023. Our net income for the three months ended March 31, 2024 was mainly explained by our strong performance during the industry’s high season in South America.

Revenue

For the three months ended March 31, 2024, total revenue increased 17.9% relative to the same period of the prior year, reaching U.S.$3,321.3 million. This was due to an increase of 21.0% in passenger revenues, which was partially offset by a decrease of 2.1% in cargo revenues compared to the same period in 2023.

For the three months ended March 31, 2024, passenger revenue amounted to U.S.$2,897.8 million, a 21.0% increase compared to U.S.$2,394.4 million in passenger revenue recorded in the same period of the prior year. Our capacity increased by 17.5% compared to the same period in 2023, while RASK reached US$7.5 cents, reflecting an increase of 3.0% as compared with the first quarter of 2023. Such an increase was due in large part to general passenger demand, resilient corporate customer demand, and ongoing recovery of international air travel demand. Yields based on revenue passenger kilometers (“RPK”) decreased 1.1% for the three months ended March 31, 2024 compared to the same period of the prior year.

For the three months ended March 31, 2024, cargo revenue was U.S.$369.4 million, 2.1% lower than the cargo revenue recorded in the same period of the prior year. This decrease is mainly explained by a 12.8% decrease in yields based on revenue tons kilometers (“RTK”). This decrease was partially offset by a 13.4% increase in capacity (measured by available ton kilometers (“ATK”)) for the three months ended March 31, 2024, compared to the same period of the prior year.

Cost of Sales

For the three months ended March 31, 2024, our cost of sales increased by 10.4% compared to the same period of the prior year, to U.S.$2,393.9 million, mainly explained by the increase in passenger operations, and in particular by an increase in international operations, during the three-month period. The following table presents the breakdown by item, followed by the corresponding explanations below:

	Three months ended March 31,
	2024	2023	2024	2023	2024/2023 % change
	(in U.S.$ million)		(as a percentage of revenue)
Revenue	3,267.2	2,771.6	100.0%	100.0%	17.9%
Cost of sales	(2,393.9)	(2,169.1)	(73.3)%	(78.3)%	10.4%
Aircraft fuel	(1,024.4)	(1,059.3)	(31.4)%	(38.2)%	(3.3)%
Other rentals and landing fees	(386.6)	(295.8)	(11.8)%	(10.7)%	30.7%
Wages and benefits	(328.8)	(279.0)	(10.1)%	(10.1)%	17.8%
Depreciation and amortization	(306.3)	(253.0)	(9.4)%	(9.1)%	21.1%
Aircraft maintenance	(194.2)	(137.6)	(5.9)%	(5.0)%	41.1%
Passenger service	(76.1)	(63.1)	(2.3)%	(2.3)%	20.6%
Aircraft rentals expense(a)	(1.2)	(23.7)	(0.0)%	(0.9)%	(94.9)%
Other cost of sales	(76.3)	(57.6)	(2.3)%	(2.1)%	32.5%

(a)	Aircraft rentals expense corresponds exclusively to LATAM group’s fleet PBH contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft. During 2021, the Company amended its aircraft lease contracts to include lease payments based on PBH at the beginning of the contract and fixed-rent payments in future periods. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability were recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

For the three months ended March 31, 2024, aircraft fuel expenses were U.S.$1,024.4 million, a 3.3%, or U.S.$34.9 million, decrease compared to U.S.$1,059.3 million in the same period in 2023. This decrease is mainly explained by a 15.1% decrease in average jet fuel price (excluding hedges), which was partially offset by a 17.5% growth in operations (as measured by ASKs). Additionally, during the three months ended March 31, 2024, we recorded a U.S.$19.1 million gain from fuel hedges compared to a U.S.$0.8 million gain recorded during the same period in 2023.

For the three months ended March 31, 2024, other rentals and landing fees totaled U.S.$386.6 million, a 30.7%, or U.S.$90.8 million, increase compared to U.S.$295.8 million in the same period in 2023, mainly due to an increase in passenger operations.

For the three months ended March 31, 2024, wages and benefits expense totaled U.S.$328.8 million, a 17.8%, or U.S.$49.8 million, increase compared to US.$279.0 million for the same period in 2023. This increase is mainly explained by higher costs of crews and airport personnel, along with a 10.1% rise in the average headcount of the group.

For the three months ended March 31, 2024, depreciation and amortization reached U.S.$306.3 million, a 21.1%, or U.S.$53.3 million, increase compared to U.S.$253.0 million in the same period in 2023, mainly explained by an increase in the number of aircraft in our fleet during this period, including newer aircraft.

For the three months ended March 31, 2024, aircraft maintenance totaled U.S.$194.2 million, a 41.1%, or U.S.$56.6 million, increase compared to U.S.$137.6 million in the same period in 2023. This increase is mainly explained by an increase in the number of aircraft in our fleet and the 17.5% growth in operations (as measured by ASKs).

For the three months ended March 31, 2024, passenger service totaled U.S.$76.1 million, a 20.6%, or U.S.$13.0 million, increase compared to U.S.$63.1 million in the same period in 2023, which is primarily explained by a 19.4% increase in the number of passengers carried during the period, mainly on international flights.

For the three months ended March 31, 2024, aircraft rentals reached U.S.$1.2 million, a 94.9%, or U.S.$22.5 million, decrease compared to U.S.$23.7 million in the same period in 2023. This decrease is mainly explained by the expiration of almost all power-by-the-hour (“PBH”) contracts for aircraft, with only a few wide-body aircraft remaining under PBH. The aircraft rentals expense line item includes costs associated with lease payments based on PBH for contracts that have been modified to that structure. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft.

For the three months ended March 31, 2024, other cost of sales reached U.S.$76.3 million, a 32.5%, or U.S.$18.7 million, increase compared to U.S.$57.6 million in the same period in 2023, principally due to higher variable costs of crew, reservation systems and sales and advertising, due to an increase in operations in the period.

As a result of the above, gross margin (defined as total revenue minus cost of sales) as of March 31, 2024, totaled a gain of US$873.3 million, compared to a gain of US$602.6 million as of March 31, 2023.

Other Consolidated Results

For the three months ended March 31, 2024, other income totaled US$54.0 million, a 60.1% increase compared to the same period in 2023. This year-over-year growth is primarily attributed to the reclassification of the income from non-airline redemptions of the LATAM Pass program, an impact of approximately US$8.0 million, and the increase in sales of ancillary services related to the LATAM Travel business.

For the three months ended March 31, 2024, distribution costs totaled U.S.$158.3 million, a 30.4%, or U.S.$36.9 million, increase compared to the same period in 2023, mainly explained by the increase in passenger traffic and sales commissions.

For the three months ended March 31, 2024, administrative expenses totaled U.S.$187.4 million, a 28.8%, or U.S.$41.9 million, increase compared to the same period in 2023, mainly due to the increase in headcount plus an increase in marketing expenses.

For the three months ended March 31, 2024, other expenses totaled U.S.$141.0 million, a 32.4%, or U.S.$34.5 million, increase compared to the same period in 2023, mainly as a result of an increase in IT maintenance expenses and higher costs related to contingencies.

For the three months ended March 31, 2024, interest income totaled U.S.$31.4 million, a 75.5%, or U.S.$13.5 million, increase compared to the same period in 2023, mainly as a result of a higher level of cash and cash equivalents that were invested in fixed-term bank deposits and higher interest rates compared to the same period of 2023.

For the three months ended March 31, 2024, interest expense totaled U.S.$191.4 million, a 16.6%, or U.S.$27.2 million, increase compared to the same period in 2023, mainly as a result of higher interest rates and the increase in the number of aircraft leases.

For the three months ended March 31, 2024, foreign exchange gains totaled U.S.$39.6 million, a 127.6%, or U.S.$22.2 million, increase compared to the same period in 2023, mainly as a result of the appreciation of local currencies in the countries where we operate during the period.

For the three months ended March 31, 2024, other losses amounted to U.S.$46.4 million, compared to a loss of U.S.$19.7 million in 2023, principally explained by increases in provisions relating to ongoing labor proceedings in Argentina during the period.

For the three months ended March 31, 2024, income tax cost totaled U.S.$15.1 million, a 320.1%, or U.S.$8.2 million, increase compared to the same period in 2023, mainly as a result of higher income in the quarter and the limitation on the use of tax losses in some countries where we operate.

Liquidity and Cash Flow from Operating Activities

Additionally, by the end of the first quarter of 2024, we reported U.S.$1,851.4 million in cash and cash equivalents. In addition, as of March 31, 2024, we had U.S.$1.1 billion in available and undrawn revolving credit facilities.

During the three months ended March 31, 2024, we also registered positive net cash flow from operating activities of U.S.$458.1 million, compared to an inflow of U.S.$441.9 million during the same period of 2023.

As of March 31, 2024, we had consolidated fleet debt (operational leases and finance leases) of US$4.5 billion, as well as non-fleet financial debt of US$2.6 billion, resulting in total gross debt of US$7.1 billion.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements may include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the SEC. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.